Exhibit (g)(1)

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Amended and Restated Investment Advisory Agreement (the “Agreement”) dated as of December 2, 2014, by and between the Fund, and Credit Suisse Asset Management, LLC, a Delaware limited liability company, (the “Adviser”). For purposes of this Agreement, the “Fund” shall refer to Credit Suisse Corporate Credit Solutions, LLC, a Delaware limited liability company, prior to the date of the Conversion (as defined below), and Credit Suisse Park View BDC, Inc., a Maryland corporation, from and after the date of the Conversion.

WHEREAS, the Fund desires to retain the Adviser to render investment advisory services to the Fund subject to and in accordance with the terms and conditions hereinafter set forth;

WHEREAS, the Adviser is willing to perform such services on the terms and conditions hereinafter set forth;

WHEREAS, on September 5, 2014, the Fund and the Adviser entered into an Investment Advisory Agreement, pursuant to which the Adviser agreed to furnish investment advisory services to the Fund (the “Original Agreement”);

WHEREAS, the Fund and the Adviser, with the approval of the Fund’s sole member, desire to amend and restate the Original Agreement in its entirety;

WHEREAS, the Fund intends to sell shares of common stock pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (“Initial Closing”);

WHEREAS, the Fund intends, subsequent to the date hereof, to elect (the “Election”) to be regulated as a “business development company” under the Investment Company Act of 1940, as amended from time to time (together with any rules and regulations and any applicable guidance and/or interpretations of the SEC or its staff promulgated thereunder, the “1940 Act”);

WHEREAS, the Fund intends, subsequent to the date of Election, to convert into Credit Suisse Park View BDC, Inc. by filing a Certificate of Conversion with the Secretary of State of Delaware and Articles of Conversion with the Secretary of State of Maryland (collectively, the “Conversion”);

WHEREAS, DLJ MB II, LLC, an affiliate of the Adviser, is the managing member (“Managing Member”) of the Fund, effective as of the date of effectiveness of the Original Agreement; and

WHEREAS, in connection with the Conversion, the Managing Member would cease to be the Managing Member of the Fund.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the Adviser and the Fund agree as follows:

1.	Investment Description; Appointment.

The Fund desires to employ its capital by investing and reinvesting in securities and other instruments in accordance with the investment objective, policies and restrictions that are set forth in the Fund’s Registration Statement on Form N-2, as the same shall be amended from time to time (as amended, the “Registration Statement”).

The Fund hereby appoints the Adviser as the investment adviser of the Fund with full discretionary investment authority to provide portfolio management services to the Fund by investing and reinvesting Fund assets in accordance with this Agreement and the investment objective, policies and restrictions set forth in the Registration Statement. The Adviser accepts the appointment and agrees to furnish the services for the compensation set forth in this Agreement.

2.	Services as Investment Adviser.

(a) In providing portfolio management services to the Fund, the Adviser will comply with (i) (X) prior to the date of the Conversion, the Amended and Restated Limited Liability Company Agreement of the Fund, dated September 5, 2014 (as may be amended or amended and restated from time to time, the “LLC Agreement”) and (Y) after the date of the Conversion, the articles of incorporation (as may be amended or amended and restated from time to time, the “Articles of Incorporation”) and by-laws of the Fund, (ii) after the Election, the 1940 Act and (iii) the Investment Advisers Act of 1940, as amended from time to time (together with any rules and regulations and any applicable guidance and/or interpretations of the SEC or its staff promulgated thereunder, the “Advisers Act”) and will, subject to the supervision and direction of the board of directors of the Fund (the “Board of Directors”):

(1) manage the Fund’s assets in accordance with the Fund’s investment objective, policies and restrictions as set forth in the Registration Statement as such Registration Statement may be amended from time to time, or as modified from time to time by the Fund upon reasonable notice to the Adviser;

(2) determine the composition of the portfolio of the Fund, the nature and timing of the changes therein and the manner of implementing such changes;

(3) make investment decisions for the Fund, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on behalf of the Fund;

(4) monitor the Fund’s investments;

(5) perform due diligence on prospective portfolio companies;

(6) exercise voting rights in respect of portfolio securities and other investments for the Fund;

(7) serve on, and exercise observer rights for, boards of directors and similar committees of portfolio companies of the Fund; and

(8) provide the Fund with such other investment advisory and related services as the Fund may, from time to time, reasonably require for the investment of its funds.

(b) The Adviser shall have the power and authority on behalf of the Fund to effectuate its investment decisions for the Fund, including the execution and delivery of all documents relating to the Fund’s investments and the placing of orders for other purchase or sale transactions on behalf of the Fund. In the event that the Fund determines to acquire debt financing, the Adviser will arrange for such financing on the Fund’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Fund through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the 1940 Act.

(c) Subject to the requirements of the 1940 Act, the Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Fund’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Fund, subject to the oversight of the Adviser and the Fund. The Adviser, and not the Fund, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and other applicable federal and state law.

(d) The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

(e) The Adviser shall keep and preserve for the period required by the 1940 Act any books and records relevant to the provision of its investment advisory services to the Fund and shall specifically maintain all books and records with respect to the Fund’s portfolio transactions and shall render to the Board of Directors such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Fund are the property of the Fund and will surrender promptly to the Fund any such records upon the Fund’s request, provided that the Adviser may retain a copy of such records.

The following provisions in Section 2(f)-(g) shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(f) The Adviser shall, upon request by an official or agency administering the securities laws of a state (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to Fund stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.

(g) The Adviser has a fiduciary responsibility and duty to the Fund and the Fund stockholders for the safekeeping and use of all the funds and assets of the Fund, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets except for the exclusive benefit of the Fund. The Adviser may not contract away the fiduciary obligation owed to the Fund and the Fund stockholders under common law. Any Sub-Adviser shall be subject to the same fiduciary duties imposed on the Adviser pursuant to this Section 2(g), the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

3.	Brokerage.

(a) In executing transactions for the Fund, selecting brokers or dealers and negotiating any brokerage commission rates, the Adviser will use its best efforts to seek the best overall terms available. In assessing the best overall terms available for any portfolio transaction, the Adviser will consider all factors it deems relevant including, but not limited to, breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of any commission for the specific transaction and for transactions executed through the broker or dealer in the aggregate. In selecting brokers or dealers to execute a particular transaction and in evaluating the best overall terms available, the Adviser may consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as the same may from time to time be amended (the “Exchange Act”)) provided to the Fund and/or other accounts over which the Adviser or an affiliate exercises investment discretion.

The following provisions in Section 3(b) shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(b) Limitations. Notwithstanding anything herein to the contrary:

(i) All Front End Fees (as defined in the Articles of Incorporation) shall be reasonable and shall not exceed 15% of the gross proceeds of any offering and sale of the Fund’s shares, regardless of the source of payment. Any reimbursement to the Adviser or any other person for deferred Organizational and Offering Expenses (as defined in the Articles of Incorporation), including any interest thereon, if any, will be included within this 15% limitation.

(ii) The Adviser shall cause the Fund to commit at least 85% of the gross proceeds of any offering and sale of the Fund’s shares towards the investment or reinvestment of assets and reserves as set forth in Section 7(f) below on behalf of the Fund. The remaining proceeds may be used to pay Front End Fees.

4.	Information Provided to the Fund.

The Adviser will keep the Fund informed of developments materially affecting the Fund, and will, on its own initiative, furnish the Fund from time to time with whatever information the Adviser believes is appropriate for this purpose. The Adviser will furnish the Fund with whatever statistical information the Fund may reasonably request with respect to the securities and other investments that the Fund may hold or contemplate purchasing. The Adviser will also furnish the Fund with any materials the Fund may reasonably request to allow the Board of Directors to evaluate the terms of this Agreement, including any renewal thereof, in accordance with Section 15(c) of the 1940 Act.

5.	Standard of Care.

The Adviser shall exercise its best judgment in rendering the services listed in Sections 2, 3 and 4 above. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, provided that nothing herein shall be deemed to protect or purport to protect the Adviser against any liability to the Fund to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser’s reckless disregard of its obligations and duties under this Agreement.

6.	Compensation of the Adviser.

(a) The Fund agrees to pay the Adviser, as compensation for the services provided by the Adviser hereunder, a base management fee (“Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Fund shall make any payments due under this Agreement to the Adviser or to the Adviser’s designee as the Adviser may direct.

(b) The Fund shall pay the Adviser the Management Fee as follows:

(i) Subject to Section 6(b)(iii) hereof, on September 30, 2014, the Fund shall pay the Adviser a Management Fee at an annual rate of 1.75% of an amount equal to the average of the Fund’s Gross Assets as of (x) September 5, 2014 and (y) September 30, 2014.

(ii) Subject to Section 6(b)(iii) hereof, after September 30, 2014 and until December 31, 2015, the Management Fee shall be payable monthly in arrears, at an annual rate of 1.75% of an amount equal to the average of the Fund’s Gross Assets at the end of each of the two most recently completed calendar months. Thereafter, the Management Fee shall be payable quarterly in arrears, at an annual rate of 1.75% of an amount equal to the average of the Fund’s Gross Assets at the end of each of the two most recently completed calendar quarters.

(iii) Notwithstanding anything to the contrary herein, until such time, if any, as the Fund’s shares are listed on a national securities exchange (the “Listing”), the

Adviser shall waive its right to receive 0.25% of the Management Fee such that the annual rate at which the Management Fee shall be calculated is 1.50%, rather than 1.75%. Such fee waiver shall terminate if and when a Listing occurs. The Adviser shall not have the right to recover any amounts previously waived.

(iv) As used herein, “Gross Assets” shall mean the Fund’s total assets as determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, excluding cash and cash equivalents, but including assets purchased with borrowed amounts; provided, however, that following any Listing, “Gross Assets” shall include cash and cash equivalents and assets purchased with borrowed amounts.

(v) The Management Fee for any partial month or quarter, as applicable, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as applicable.

(c) The Incentive Fee, examples of which are shown in Exhibit A hereto, consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on the Fund’s income and a portion is based on the Fund’s capital gains, each as described below.

(i) The portion of the Incentive Fee based on income will be determined and paid quarterly in arrears, commencing with the quarter ended September 30, 2014, by reference to the Fund’s aggregate pre-Incentive Fee net investment income, as adjusted, from the immediately preceding calendar quarter. The aggregate pre-Incentive Fee net investment income at the immediately preceding calendar quarter (the “Ordinary Income”), expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “performance threshold” of 1.75% per quarter (7% annualized). For the avoidance of doubt, pre-Incentive Fee net investment income is net of all Fund fees and expenses, including the Management Fee but excluding any Incentive Fee paid.

“Ordinary Income” means consolidated interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees but excluding fees for providing significant managerial assistance) accrued by the Fund during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee, any expenses whether incurred directly by the Fund or incurred by the Adviser on behalf of the Fund, including expenses under any Placement Agent Agreement (as defined below) and any administration agreement with an administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee (both on income and capital gains). Ordinary Income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), consolidated accrued income that the Fund has not yet received in cash. Ordinary Income does not include any realized capital gains, realized capital losses or unrealized capital depreciation.

Ordinary Income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.75% per quarter (7% annualized). The Fund will pay the Adviser an Incentive Fee with respect to the Fund’s Ordinary Income in each calendar quarter as follows:

(A) no Incentive Fee in any calendar quarter in which the Fund’s Ordinary Income does not exceed the hurdle rate;

(B) 100% of the Fund’s Ordinary Income with respect to that portion of such Ordinary Income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

(C) 20% of the amount of the Fund’s Ordinary Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

These calculations will be appropriately pro rated for any period of less than three months and appropriately adjusted for any share issuances or repurchases during the current quarter.

(ii) The portion of the Incentive Fee based on capital gains is calculated on an annual basis and payable in arrears as of the end of each calendar year (or upon termination of this Agreement, as applicable). For each period beginning on January 1 of each calendar year and ending on December 31 of the calendar year or, in the case of the Fund’s first and last year, the appropriate portion thereof (each, an “Annual Period”), the Adviser will receive an Incentive Fee equal to 20% of the difference, if positive, of the sum of the Fund’s aggregate realized capital gains, if any, computed net of the Fund’s aggregate realized capital losses, if any, and the Fund’s aggregate unrealized capital depreciation, if any, in each case from the beginning of the Annual Period until the end of such Annual Period. For the avoidance of doubt, unrealized capital gains are excluded from the calculation above. The capital gains-based Incentive Fee shall be payable commencing with the Annual Period in which the date of the effectiveness of this Agreement occurs.

7.	Covenants of the Adviser.

(a) The Adviser covenants that it is registered as an investment adviser under the Advisers Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

The following provisions in Section 7(b)-(h) shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(b) The Adviser shall prepare or shall cause to be prepared and mailed or delivered by any reasonable means, including an electronic medium, a copy of the Fund’s Annual Report on Form 10-K to each stockholder as of a record date after the end of the fiscal year within 120 days after the end of the fiscal year to which it relates for each fiscal year ending after the Initial Closing that shall include: (i) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (ii) a report of the material activities of the Fund during the period covered by the report; (iii) where forecasts have been provided to the Fund stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (iv) a report setting forth distributions to Fund stockholders for the period covered thereby and separately identifying distributions from: (A) cash flow from operations during the period; (B) cash flow from operations during a prior period which have been held as reserves; (C) proceeds from disposition of assets; and (D) reserves from the gross proceeds. Such Annual Report on Form 10-K must also contain a breakdown of the costs reimbursed to the Adviser. The Fund shall take reasonable steps to assure that: (v) within the scope of the annual audit of the Fund’s financial statements, the independent certified public accountants preparing such Annual Report on Form 10-K will issue a special report on the allocation of such costs to the Fund in accordance with this Agreement; (w) the special report shall be in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports; (x) the additional costs of such special report will be itemized and may be reimbursed to the Adviser by the Fund in accordance with this Section 7(b) only to the extent that such reimbursement, when added to the cost for administrative services rendered, does not exceed the competitive rate for such services as determined above; (y) the special report shall at minimum provide a review of the time records of individual employees, the costs of whose services were reimbursed and the specific nature of the work performed by each such employee; and (v) the prospectus, prospectus supplement or periodic report as filed with the SEC shall disclose in tabular form an itemized estimate of such proposed expenses for the next fiscal year together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser and subject to the Omnibus Guidelines published by the North American Securities Administrators Association on May 7, 2007.

(c) The Adviser shall prepare or shall cause to be prepared and mailed or delivered to each Fund stockholder within 60 days after the end of each fiscal quarter of the Fund a Quarterly Report on Form 10-Q filed by the Fund under the Exchange Act.

(d) The Adviser shall prepare or shall cause to be prepared and mailed or delivered within 75 days after the end of each calendar year of the Fund to each person who was at any time during such calendar year a Fund stockholder all information pertaining to such stockholder’s investment in the Fund necessary for the preparation of such person’s federal income tax return.

(e) The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it pursuant to this Section 7 to such State Administrator.

(f) In performing its duties hereunder, the Adviser shall cause the Fund to provide for adequate reserves for normal replacements and contingencies (but not for the payment of fees payable to the Adviser described in Section 6) by causing the Fund to retain a reasonable percentage of proceeds from offerings and revenues.

(g) From time to time and not less than quarterly, the Fund shall cause the Adviser to review the Fund’s accounts to determine whether cash distributions are appropriate. The Fund may, subject to authorization by the Fund’s Board of Directors, distribute pro rata to the Fund stockholders funds which the Fund’s Board of Directors deems unnecessary to retain in the Fund. In no event shall funds be advanced or borrowed solely for the purpose of such cash distributions. Any cash distributions to the Adviser shall be made only in conjunction with distributions to stockholders and as a result of any shares held by the Adviser. All such cash distributions shall be made only out of funds legally available therefor pursuant to the Maryland General Corporation Law, as amended from time to time (“MGCL”).

(h) The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Fund of its equity securities into short-term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Fund and the nature, timing and implementation of any changes thereto pursuant to Section 2; provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Fund securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Fund as a return of capital without deduction of Front End Fees.

8.	Responsibility of Dual Directors, Officers and/or Employees.

If any person who is a manager, partner, officer or employee of the Adviser is or becomes a director, officer and/or employee of the Fund and acts as such in any business of the Fund, then such manager, partner, officer and/or employee of the Adviser shall be deemed to be acting in such capacity solely for the Fund, and not as a manager, partner, officer or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

9.	Expenses.

(a) All investment professionals of the Adviser and their respective staffs, when and to the extent engaged in providing investment advisory services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Fund. The Fund will bear all other costs and expenses of its operations and transactions, including (without limitation) those relating to: (i) the Fund’s organizational expenses; (ii) the Fund’s offering expenses (up to $1,500,000 in aggregate); (iii) the Management Fee and Incentive Fee; (iv) fees and expenses payable under any administration agreement with an administrator; (v) certain expenses whether incurred directly by the Fund or incurred by the Adviser or any administrator on behalf of the Fund, including, without limitation (A) fees and expenses payable by the Fund under any dealer manager or similar agreement between the Fund and any dealer manager (a “Placement Agent Agreement”), if any; (B) expenses in connection with the purchase, holding, sale, exchange or other disposition of investments, including all transaction costs associated with the Sold Assets (as defined in the Purchase and Sale Agreement between the Fund and Credit Suisse Loan Funding LLC, dated September 5, 2014); (C) expenses in connection with the Fund’s ongoing operations including legal, administrative, custodial, accounting, tax, audit or other expenses relating to the Fund’s operations or infrastructure, including valuation and pricing services or experts, acquiring research, the costs of enforcing the Fund’s rights, and expenses in connection with the preparation of any exemptive relief applications filed with the SEC on behalf of the Fund; (D) expenses incurred in connection with the development, negotiation and structuring of prospective investments; (E) other administrative expenses such as (but not limited to) performing risk management, regulatory and legal compliance, fund accounting, investor reporting costs, calculating fund net asset values, and anti-money-laundering, client identification and know-your-customer analyses; (F) custodial, administrator, trustee and other third-party service provider fees and expenses; (G) costs of third-party consultants; (H) costs related to obtaining debt financing, including legal and other fees incurred in connection therewith; (I) insurance premiums and expenses (including for fidelity bond, director and officer liability, errors and omissions, and comprehensive general liability insurance) paid by the Fund and/or its respective officers with regard to losses, claims, damages, liabilities and expenses that would otherwise be indemnification expenses; (J) deal sourcing and due diligence expenses, including diligence on underlying assets (including expenses incurred in connection with third party consultants), monitoring third-party service providers and background checks, and deal-related and investor-related travel expenses; (K) the cost of software (including fees and expenses of third-party software developers) used by the Fund to track, settle and monitor investments and to wire funds to and from the Fund; (L) all expenses associated with meetings and communications with the Fund and its shareholders; (M) all expenses of any future public or private offering of shares and other securities issued by the Fund (including the costs of listing the Fund’s shares and any of the Fund’s other securities on a national securities exchange); (N) costs of winding up the Fund; (O) taxes; (P) extraordinary expenses (such as litigation and indemnification expenses); (Q) all costs and expenses incurred in connection with the formation and maintenance of one or more entities or vehicles to hold assets of the Fund for tax or other purposes, and (R) other ongoing operational expenses, including those set forth in the organizational documents of the Fund.

For the avoidance of doubt, Fund expenses include those expenses attributable to any wholly-owned subsidiary through which the Fund makes investments.

The following provisions in Section 9(b) shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(b) In addition to the compensation paid to the Adviser pursuant to Section 6, the Fund shall reimburse the Adviser for all expenses of the Fund incurred by the Adviser as well as the actual cost of goods and services used for or by the Fund and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Fund pursuant to any separate administration or co-administration agreement with the Adviser; provided, however, such reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Fund would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Fund on the basis of assets, revenues, time records or other methods conforming with generally accepted accounting principles. No such reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from such allowable reimbursement shall be:

(i) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(ii) salaries, fringe benefits, travel expenses and other administrative items incurred by or allocated to any Controlling Person of the Adviser. The term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Adviser similar to those of (a) the chairman or other member of a board of directors, (b) executive officers or (c) those holding 10% or more equity interest in the Adviser, or a Person having the power to direct or cause the direction of the Adviser, whether through the ownership of voting securities, by contract or otherwise.

10.	Services to Other Companies or Accounts.

The Fund understands that the Adviser now acts, will continue to act and may act in the future as investment adviser to fiduciary and other managed accounts and to one or more investment companies or series of investment companies, and the Fund has no objection to the Adviser so acting, provided that whenever the Fund and one or more other accounts or investment companies or portfolios advised by the Adviser have available funds for investment, investments suitable and appropriate for each will, subject to the investment objective, policies and restrictions set forth in the Registration Statement, be allocated in a manner believed by the Adviser to be fair and equitable to each entity over time. The Fund recognizes that in some cases this procedure may adversely affect the size of the position obtainable for the Fund. Any allocation or co-investment will be done in accordance with any exemptive order or similar relief, if any, issued by the Securities and Exchange Commission or its staff to which the Fund may be subject. In addition, the Fund understands that the persons employed by the Adviser to assist in the performance of the Adviser’s duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of the Adviser or any affiliate of the Adviser to engage in and devote time and attention to other businesses or to render services of whatever kind or nature, provided that doing so does not adversely affect the ability of the Adviser to perform its services under this Agreement.

11.	Limitation of Liability of the Adviser; Indemnification.

(a) The Adviser (and any of its affiliates, directors, officers, members, employees, agents, or representatives) shall not be liable to the Fund for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Fund, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and the Fund shall indemnify, defend and protect the Adviser (and its affiliates, directors, officers, members, employees, agents, and representatives, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Fund. Notwithstanding the preceding sentence of this Section 11(a) to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties, by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the 1940 Act) or by reason of a material and knowing violation of United States securities laws.

The following provisions in Section 11(b)-(c) shall (i) not apply in respect of Credit Suisse Securities (USA), LLC and (ii) apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(b) Notwithstanding Section 11(a) to the contrary, the Fund shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Fund provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Fund, unless all of the following conditions are met:

(i) the Indemnified Party has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Fund;

(ii) the Indemnified Party was acting on behalf of or performing services for the Fund;

(iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnified Party is the Adviser or an Affiliate (as defined in the Articles of Incorporation) of the Adviser, or (B) gross negligence or willful misconduct, in the case that the Indemnified Party is a director of the Fund who is not also an officer of the Fund or the Adviser or an Affiliate of the Adviser; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Fund’s net assets and not from the Fund stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnified Party;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnified Party; or

(iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnified Party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which shares of stock of the Fund were offered or sold as to indemnification for violations of securities laws.

(c) The Fund may pay or reimburse reasonable legal expenses and other costs incurred by the Indemnified Party in advance of final disposition of a proceeding only if all of the following are satisfied:

(i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund;

(ii) the Indemnified Party provides the Fund with written affirmation of such Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Fund;

(iii) the legal proceeding was initiated by a third party who is not a Fund stockholder, or, if by a Fund stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

(iv) the Indemnified Party provides the Fund with a written agreement to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnified Party did not comply with the requisite standard of conduct and is not entitled to indemnification.

12.	Term of Agreement.

(a) This Agreement shall continue for an initial two-year period commencing on the date first written above, and thereafter shall continue automatically for successive annual periods unless otherwise terminated, provided that, following the Election and for so long as the Fund is regulated as a business development company under the 1940 Act, such continuance is specifically approved at least annually by (1) the Board of Directors or (2) by a vote of a Majority of the Outstanding Shares of the Fund, provided that in either event such continuance is also approved by a majority of the Board of Directors, who are not “interested persons” (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. “Majority of the Outstanding Shares” means the lesser of (1) 67% or more of the outstanding voting securities of the Fund present at a meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (2) a majority of outstanding voting securities of the Fund.

(b) Prior to the Conversion, this Agreement is terminable (i) in the sole discretion of the Managing Member upon 60 days’ notice to the Adviser or (ii) by the Adviser upon 60 days’ notice to the Fund.

(c) Following the Election and for so long as the Fund is regulated as a business development company under the 1940 Act, this Agreement is terminable:

(i) (1) on 60 days’ written notice, by the Board of Directors or the affirmative vote of a Majority of the Outstanding Shares, in each case without penalty, or (2) automatically in the event of its assignment (as defined in the 1940 Act); or

(ii) upon 120 days’ written notice by the Adviser.

(d) Upon any removal of the Adviser in accordance with this Section 12, the Adviser will be entitled to any Management Fee, Incentive Fee or other reimbursable expenses that have accrued but remain unpaid as of such removal date.

The following provisions in Section 12(e)-(f) shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(e) Without the approval of holders of a majority of the shares entitled to vote on the matter, or such other approval as may be required under the mandatory provisions of any applicable laws or regulations, including the MGCL, or provisions of the Articles of Incorporation, the Adviser shall not: (i) amend this Agreement except for amendments that do not adversely affect the interests of the stockholders; (ii) voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Fund and would not materially adversely affect the stockholders; (iii) appoint a new investment adviser to the Fund (other than a sub-adviser pursuant to the terms of this Agreement and applicable law); (iv) sell all or substantially all of the Fund’s assets other than in the ordinary course of the Fund’s business; or (v) cause the merger or other reorganization of the Fund. In the event that the Adviser should withdraw pursuant to (ii) above, the withdrawing Adviser shall pay all expenses incurred as a result of its withdrawal.

(f) Upon termination of this Agreement, the Fund may terminate the Adviser’s interest in the Fund’s revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the terminated Adviser’s interest, determined by agreement of the terminated Adviser and the Fund. If the Fund and the

Adviser cannot agree upon such amount, the parties will submit to binding arbitration which cost shall be borne equally by the terminated Adviser and the Fund. The method of payment to the terminated Adviser shall be fair and shall protect the solvency and liquidity of the Fund.

13.	Conflicts of Interest and Prohibited Activities.

This Section 13 shall apply for only so long as the Fund’s shares of common stock are not listed on a national securities exchange.

(a) The Adviser is not hereby granted or entitled to an exclusive right to sell or exclusive employment to sell assets for the Fund.

(b) The Adviser shall not receive or accept any rebate or give-ups or similar arrangement that is prohibited under applicable federal or state securities laws. The Adviser shall not directly or indirectly pay or award any fees or commissions or other compensation to any Person engaged to sell shares of the Fund’s stock or give investment advice to a potential stockholder; provided, however, that this subsection shall not prohibit the payment to a registered broker-dealer or other properly licensed agent of sales commissions for selling or distributing the Fund’s common stock.

(c) The Adviser covenants that it shall not permit or cause to be permitted the Fund’s funds from being commingled with the funds of any other entity. However, nothing in this subsection shall prohibit the Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts are established for the benefit of affiliated programs, provided that the Fund’s funds are protected from the claims of other programs and creditors of such programs.

14.	Use of Names.

The Fund recognizes that directors, officers and employees of the Adviser may from time to time serve as directors, trustees, officers and employees of corporations and business trusts (including other investment companies) and that such other corporations and trusts may include the name “CS” or “Credit Suisse” as part of their names, and that the Adviser or its affiliates may enter into advisory or other agreements with such other corporations and trusts. If the Adviser ceases to act as the investment adviser of the Fund, the Fund agrees that, at the Adviser’s request, the Fund’s license to use the words “CS” or “Credit Suisse”, or any derivation thereof, will terminate and that the Fund will immediately take all necessary action to change its name to a name not including the words “CS” or “Credit Suisse” or any derivation thereof.

15.	Voting of Proxies.

The Fund hereby authorizes and directs the Adviser to vote (by proxy or otherwise) in all matters for which a securityholder vote is solicited by, or with respect to, issuers of securities held directly by the Fund, in such manner as the Adviser deems appropriate in accordance with the policies and procedures established by the Adviser from time to time. With regard to all other matters for which securityholder action is required or solicited with respect to securities beneficially held by the Fund (such as all matters relating to class actions, including, without limitation, matters relating to opting in or opting out of a class and approval of class settlements), the Adviser is authorized and obligated to take any action it deems appropriate.

16.	Assignment.

This Agreement may not be assigned (as defined in the Advisers Act) by the Adviser without the consent of the Fund, provided, that, following the Election and for so long as the Fund is regulated as a business development company under the 1940 Act, this Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

17.	Notices.

Notices of any kind to be given shall be in writing and shall be duly given if mailed or delivered to the addresses and to such individual as shall be specified by each party to the other party from time to time.

18.	Miscellaneous.

Notice is hereby given that this Agreement is entered into on behalf of the Fund by an officer of the Fund in his or her capacity as an officer and not individually. It is understood and expressly stipulated that none of the Directors or Members of the Fund shall be personally liable hereunder. Neither the Directors, officers, agents nor Members of the Fund assume any personal liability for obligations entered into on behalf of the Fund. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund.

19.	Amendments.

This Agreement may be amended by mutual consent, but the consent of the Fund must be obtained in conformity with the requirements of the 1940 Act.

20.	Entire Agreement; Governing Law.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with the laws of the State of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control.

[Signature Page Follows This Page]

Please confirm that the foregoing is in accordance with your understanding by indicating your acceptance hereof at the place below indicated, whereupon it shall become a binding agreement between us.

CREDIT SUISSE CORPORATE CREDIT SOLUTIONS, LLC

By:
Name:
Title:

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:
Name:
Title:

Signature Page

Investment Advisory Agreement

Credit Suisse Park View BDC, Inc.

Exhibit A

Below are examples of the two-part incentive fee:

Example 1: — Incentive Fee on Income, Determined on a Quarterly Basis

Alternative 1 – Assumptions(*)

•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.60%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses) = 0.45%

Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 – Assumptions(*)

•	Investment income (including interest, dividends, fees, etc.) = 2.75%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.60%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses) = 1.95%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by the Fund to the Adviser.

Incentive fee	= 100% x pre-incentive fee net investment income, subject to “catch up”(4)

= 100% x (1.95%-1.75%) = 0.20%

Alternative 3 – Assumptions(*)

•	Investment income (including interest, dividends, fees, etc.) = 3.25%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.60%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses) = 2.45%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by the Fund to the Adviser.

•	Incentive fee = 20% x pre-incentive fee net investment income, subject to “catch-up”(4)
•	Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 2.1875%))
•	Catch-up = 2.1875% - 1.75% = 0.4375%

Incentive fee	= (100% x 0.4375%) + (20% x (2.45% - 2.1875%)

= 0.4375% + (20% x 0.2625%) = 0.4375% + 0.0525% = 0.49%

(1)	Represents 7% annualized hurdle rate.
(2)	Represents 2.40% annualized management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide the Adviser with an incentive fee of 20% on all of the Fund’s investment income as if a hurdle rate did not apply when our net investment income exceeds 2.2875% in any calendar quarter.
(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets

Example 2: Capital Gains Portion of Incentive Fee

Alternative 1 – Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
•	Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million
•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None
•	Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
•	Year 3: None
•	Year 4: $200,000 ($1 million realized capital gain on the sale of Investment B multiplied by 20%)

Alternative 2 – Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), $30 million investment made in company B (“Investment B”) and $25 million investment made in company C (“Investment C”)
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $25 million and Investment C sold for $35 million
•	Year 4: FMV of Investment B determined to be $30 million
•	Year 5: Investment B sold for $40 million.

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None
•	Year 2: $5 million capital gains incentive fee (20% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)
•	Year 3: $2 million (20% multiplied by $10 million realized capital gain on Investment C)
•	Year 4: None
•	Year 5: $2 million (20% multiplied by $10 million realized capital gain on Investment B)

* The hypothetical amounts of returns shown are based on a percentage of the Fund’s total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.